August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (954) 524-9185

Mr. Charles Fabrikant
Chief Executive Officer
Seacor Holdings Inc.
2200 Eller Drive
Fort Lauderdale, FL 33316

> **Re: Seacor Holdings Inc.**
> **Definitive 14A**
> **Filed April 13, 2007**
> **File No. 001-12289**

Dear Mr. Fabrikant:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Scope of Committee's Authority, page 17

1. Your disclosure on page 14 and below under "Compensation Processes and Procedures" indicates that the compensation for executive officers other than the CEO is set by the Board of Directors. However, your disclosure in this section states that the compensation committee sets "compensation for [the CEO and], all of the executive officers and officers or managers of a division or subsidiary who receive more than $300,000 of annual compensation." Please clarify. Refer to Item 407(e)(3)(i) of Regulation S-K.

Business Description and Strategy, page 18

2. Your disclosure indicates that, while you do not engage in benchmarking activities, you are aware of "competitive compensation levels and pay practices." Please describe the methods that you employ to stay abreast of current practices in executive compensation and how the information gathered impacts your compensation decisions.

Director Compensation, page 19

3. Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

4. Please disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. Refer to Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Elements of Compensation, page 20

5. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. We note on pages 22-24 you have provided broad assessments of your executive officer' performance as justification for the bonus amounts awarded. Please provide more detailed analysis of the basis for the committee's assessments and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive

officers' compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

6. Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Bonus Compensation, page 21

7. Please disclose whether equity may be granted when the board or committee is in possession of material non-public information. Refer to Section II.A of Commission Release 33-8732A.

Summary Compensation Table, page 25

8. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity grants to Mr. Fabrikant differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Grants of Plan-Based Awards, page 26

9. Please consider deleting the last column on the far right of the table, as it is not required by Item 402(d) of Regulation S-K. As you may deem appropriate, please consider providing information related to the percentage of total options granted to employees in the Compensation Discussion and Analysis, the narrative to the Grants of Plan-Based Awards Table, or in an appropriate footnote.

10. We note that you provide the grant date fair value of options and stock awards, respectively, in separate columns. Please provide this information in a single column. Refer to Item 402(d)(viii) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 27

    11. As indicated in Instruction 2 to Item 402(f)(2) of Regulation S-K, the vesting dates of options held at fiscal-year end must be disclosed by footnote to the applicable column where the outstanding award is reported.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor